                                                                    EXHIBIT 12.1

                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                   FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                        (in thousands, except ratio data)

                                                                                               Year ended December 31,
                                                                           --------------------------------------------------------
                                                                               2002        2001        2000        1999        1998
                                                                           --------------------------------------------------------
Net Income Before Minority Interests                                       $ 13,428    $ 19,666    $ 17,962    $ 16,754    $ 12,109
   Add:
      Distributed Income of Equity Investees                                    719         803         302         287         106
      Fixed Charges and Preferred Dividends Excluding Capitalized Interest   27,724      29,866      31,289      28,983      27,132

      Amortization of Capitalized Interest                                       79          53          39           8          --
      Equity in Loss of Equity Investees                                         --          --          --         204         304
   Deduct:
      Gain on Sale of Real Estate                                            (2,164)     (5,550)     (3,795)       (974)         --
      Preferred Dividends                                                    (1,151)     (3,360)     (3,360)     (3,407)     (1,614)
      Equity in Earnings of Equity Investees                                   (790)       (813)       (198)         --          --
                                                                           --------    --------    --------    --------    --------
                                                                           $ 37,845    $ 40,665    $ 42,239    $ 41,855    $ 38,037
                                                                           ========    ========    ========    ========    ========

Fixed Charges:
   Interest Expense including Amortization of Debt Costs                   $ 26,429    $ 26,332    $ 27,756    $ 25,421    $ 25,396
   Capitalized Interest                                                       1,243         348       1,310       1,694         171
   Interest Factor in Rental Expense                                            144         174         173         155         122
                                                                           --------    --------    --------    --------    --------
   Total Fixed Charges                                                     $ 27,816    $ 26,854    $ 29,239    $ 27,270    $ 25,689
   Preferred Stock Dividends                                                  1,151       3,360       3,360       3,407       1,614
                                                                           --------    --------    --------    --------    --------
   Total Fixed Charges and Preferred Dividends                             $ 28,967    $ 30,214    $ 32,599    $ 30,677    $ 27,303
                                                                           ========    ========    ========    ========    ========

Ratio of Earnings to Combined Fixed Charges                                     1.4         1.5         1.4         1.5         1.5
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends             1.3         1.3         1.3         1.4         1.4








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